Exhibit 99.1

3Q22 results to be disclosed soon Results will be published in the investor relations webs· eon November 10th (Thursday), after trading hours in Brazil and the United States. on November 11th ( Friday) at 8 a.m. (EST), we will present our 3Q22 results in an interactive meeting, with a Q&A session at the end. interactive meeting Check out the speakers Nov 11 at 8 a.m. (EST) at 10 a.m (Brasfria time) @MiJ·an MBII.Jh:,rFil    snato L lis Ja::ob @Ale-xs.andro Braedef @ Port guese and Er1glish CŁ0 CFO IRO r.J’ register now